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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                SCHEDULE 14D-1/A
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 ---------------

                               ANDROS INCORPORATED
                            (Name of Subject Company)

                             ANDROS ACQUISITION INC.
                              ANDROS HOLDINGS INC.
                                    (Bidder)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                     345281
                      (CUSIP Number of Class of Securities)

                               Richard D. Paterson
                              Andros Holdings Inc.
                             Metro Tower, Suite 1170
                                 950 Tower Lane
                       Foster City, California  94404-2121
                            Telephone: (415) 286-2350
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                    Copy to:
                            Michael J. Kennedy, Esq.
                               Shearman & Sterling
                              555 California Street
                      San Francisco, California  94104-1522
                           Telephone:  (415) 616-1100



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     This Amendment No. 1 to the  Tender Offer Statement on Schedule 14D-1
(the "Statement") relates to the offer by Andros Acquisition Inc., a corporation organized under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of Andros Holdings Inc., a corporation organized under the laws of the State of Delaware ("Parent") and formed at the direction of Genstar Capital Partners II, L.P. ("GCP II"), a Delaware limited partnership the sole general partner of which is Genstar Capital LLC ("GCLLC"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Andros Incorporated, a corporation organized under the laws of the State of Delaware (the "Company"), at a price of $18.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 21, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2), thereto, respectively.

 ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(e) is hereby amended and supplemented as follows:

     On March 4, 1996, a putative class action was filed in the Court of Chancery in the State of Delaware on behalf of the stockholders of the Company alleging causes of action arising out of the Offer and the proposed Merger. IRA FBO DANIEL W. KRASNER V. ANDROS INCORPORATED, ET AL., Civ. Action No. 14872.
The defendants in this action include the Company and its directors. The action alleges that the Board breached their fiduciary duties and specifically alleges that the Board breached its fiduciary duties by failing to undertake an adequate evaluation of the Company as a potential acquisition candidate and to take adequate steps to enhance the Company's value as an acquisition candidate. The action seeks INTER ALIA to enjoin the defendants from taking steps to accomplish the Offer and the proposed Merger under their present terms. The Company believes that the putative class action suit is without merit and intends to defend it vigorously.


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                                      SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 7, 1996                      ANDROS ACQUISITION INC.


                                   By  /s/  Jean-Pierre L. Conte
                                      --------------------------------
                                      Jean-Pierre L. Conte
                                      Vice President and Treasurer


                                   ANDROS HOLDINGS INC.


                                   By  /s/  Jean-Pierre L. Conte
                                      --------------------------------
                                      Jean-Pierre L. Conte
                                      Vice President and Treasurer